

SECI 07001978 ‍MMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALDERMAN & COMPANY CAPITAL, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Main Street
Norwalk, CT 06854

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPA's
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

116 Sherman Street	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alderman & Company Capital, LLC** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

Financial & Operations Principal

Title



Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALDERMAN & COMPANY CAPITAL, LLC

Table of Contents

MICHAEL J. KNIGHT & COMPANY, CPAs


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Member of
Alderman & Company Capital, LLC

We have audited the accompanying statement of financial condition of Alderman & Company Capital, LLC as of December 31, 2006 and the related statements of income and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Alderman & Company Capital, LLC as of December 31, 2006, and the results of operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3 and 17(a)5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
February 16, 2007

Alderman & Company Capital, LLC
Statement of Financial Condition
December 31, 2006

Assets

Current assets	
Cash and equivalents	$ 20,546
Accounts receivable	2,434
Prepaid expenses	260
Total current assets	23,240
Property and equipment	
Electronic data processing equipment	2,000
Accumulated depreciation	(111)
Net property and equipment	1,889
Total assets	$ 25,129

Liabilities and Member's Equity

Current liabilities	
Accounts payable	$ 8,989
Accrued liabilities	5,000
Total current liabilities	13,989
Member's equity	11,140
Total liabilities and member's equity	$ 25,129

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2006

Fee revenue and reimbursed expenses	$ 335,231
Operating Expenses	
Accounting	12,881
Advertising	292
Airfare	5,299
Bank charges	82
Connectivity charges	54
Consultants	8,800
Depreciation	111
Dues and subscriptions	615
Facilities	95
Finder's fees	12,500
Gas, parking and tolls	205
Hotel	1,529
Internet costs	148
Legal	25,001
Life insurance	399
Local transportation	250
Meals	174
Office supplies	40
Printing	3,429
Promotion	357
Regulatory fees	785
Taxes	10
Telephone	620
Total operating expenses	73,676
Income from operations	261,555
Other Income	
Interest income	446
Net income	262,001
Beginning member's equity	11,143
Member capital investments	23,100
Member distributions	(285,104)
Ending member's equity	$ 11,140

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows used for operating activities:	
Net income	$262,001
Adjustments to reconcile change in net income	
to cash used for operating activities:	
Depreciation	111
Increase in accounts receivable	(2,434)
Increase in prepaid expenses	(260)
Increase in accounts payable	3,099
Increase in accrued liabilities	5,000
Total adjustments	5,516
Net cash provided from operating activities	267,517
Cash flows from investing activities:	
Acquisition of property and equipment	(2,000)
Net cash used by financing activities	(2,000)
Cash flows from financing activities:	
Member capital investments	23,100
Member distributions	(285,104)
Net cash used by financing activities	(262,004)
Net decrease in cash and cash equivalents	3,513
Beginning cash and cash equivalents	17,033
Ending cash and cash equivalents	$20,546

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its NASD approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and NASD.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes and realization is reasonably assured.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. As of December 31, 2006, the Company does not believe a reserve is required for uncollectible accounts.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three years.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

During 2006, the Company engaged the services of an attorney who is related to the Company's owner. The Company incurred $16,942 in attorney's fees of which $5,469 remains payable at December 31, 2006.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $6,557, which was $1,557 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 2.13 to 1.

NOTE 5 – CONTINGENCY

The Company is party to a contract with a consultant that is in the process of being renegotiated. It is likely that no additional liability will be incurred as a result of this agreement. It is anticipated that a new agreement will be executed in lieu of the present agreement and any liability associated with the existing agreement, if any, will be relieved. The Company has not recognized any liability in the financial statements with respect to the current agreement.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2006
Schedule I

Net Capital	
Total member's equity	$11,140
Deduct member's equity not allowable for net capital	0
Total member's equity qualified for net capital	11,140
Deductions/other charges:	
Accounts receivable	2,434
Prepaid expenses	260
Net property and equipment	1,889
Total deductions/other charges	4,583
Net capital	$6,557
Aggregate indebtedness	
Accounts payable and accrued expenses	$13,989
Total aggregate indebtedness	$13,989
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$1,557
Ratio: Aggregate indebtedness to net capital	2.13

See report of independent auditor.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5 (d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended December 31, 2006
Schedule II

Net Capital as reported on 4th Quarter Focus	$13,550
Adjustments from 4th Quarter Focus to Annual Audit	
Accrue additional payables and other current liabilities	(6,993)
Total adjustments	(6,993)
Revised Net Capital as reported in the Annual Audit	$6,557

See report of independent auditor.

MICHAEL J. KNIGHT & COMPANY, CPAS


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

To the Member of
Alderman & Company Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Alderman & Company Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control structure including control activities for safeguarded securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alderman & Company Capital, LLC to achieve all the divisions and duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Member of the Company, the SEC, the National Association of Securities Dealer and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 16, 2007

END